THOMPSON COBURN LLP
One US Bank Plaza
St. Louis, MO 63101

April 27, 2007
Dee Anne Sjögren
314-552-6295
FAX 314-552-7295
EMAIL dsjogren@
thompsoncoburn.com

VIA EDGAR TRANSMISSION

Ms. Patricia Williams
U.S. Securities and Exchange Commission
450 Fifth Street Washington, D.C.

Re:	Builders Fixed Income Fund, Inc.
FileNos.: 333-30221 and 811-08273

Dear Ms. Williams:

Pursuant to Rule 461(a) under the 1933 Act, as amended, Builders Fixed Income Fund, Inc. (the “Fund”) respectfully requests that the effectiveness of Post-Effective Amendment No. 18 to the Fund’s registration statements on Form N-1A be accelerated to become effective on April 30, 2007.

The annual post-effective amendment for the Fund must be filed by April 30, 2007. Acceleration of Post-Effective Amendment No. 18 would allow the Fund to file its annual Post-Effective Amendments under 485(b) in a timely manner.

Pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) and Rule 488(a) of the General Rules and Regulations under the 1933 Act, we have attached a separate letter from Unified Financial Securities, Inc., the Fund’s principal underwriter, requesting that effectiveness of the Amendment to the registration statement be accelerated to Monday, April 30, 2007.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (314) 552-6295.

Very truly yours,

Thompson Coburn LLP

/S/ DEE ANNE SJÖGREN

cc:	Mr. John Stewart
President, Builders Fixed Income Fund, Inc.

Unified Financial Securities, Inc.

Unified Financial Securities, Inc.
431 North Pennsylvania Street
Indianapolis, IN 46204-1806

April 27, 2007

VIA EDGAR TRANSMISSION

Ms. Patricia Williams
U.S. Securities and Exchange Commission
450 Fifth Street Washington, D.C.

Re:	Builders Fixed Income Fund, Inc.
FileNos.: 333-30221 and 811-08273

Dear Ms. Williams:
Builders Fixed Income Fund, Inc.

REQUEST FOR ACCELERATION. As the principal underwriter of Builders Fixed Income Fund, Inc., and pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) and Rule 488(a) of the General Rules and Regulations under the Securities Act of 1933, we request that effectiveness of the Registration Statement filed on Form N-1A on behalf of the Fund on April 10, 2007 be accelerated to Monday, April 30, 2007.

Very truly yours,

/s/ Melissa K. Gallagher

Melissa K. Gallagher, President
Unified Financial Securities, Inc.